SECURITY LIFE OF DENVER INSURANCE COMPANY

and its
SECURITY LIFE SEPARATE ACCOUNT L1

Supplement Dated January 3, 2019

This supplement updates and amends certain information contained in your current prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE M INTERNATIONAL EQUITY FUND

Effective December 12, 2018, Dimensional Fund Advisors, LP replaced Northern Cross, LLC as subadviser to the M International Equity Fund (the "Fund"). Accordingly, all references to Northern Cross, LLC in your prospectus or in any prospectus supplement are to be deleted and replaced with Dimensional Fund Advisors, LP.

Also effective December 12, 2018, the Fund is structured as a fund of funds as it may pursue its investment objective by investing a portion of its assets indirectly in the Emerging Markets Core Equity Portfolio of DFA Investment Dimensions Group Inc. A fund structured as a fund of funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because a fund of funds also incurs the fees and expenses of the underlying fund(s) in which it invests. Please refer to the fund supplement dated December 12, 2018, for information about the Fund's aggregate annual operating expenses and principal investment strategies and risks.

The M International Equity Fund is only available through broker/dealers associated with the M Financial Group.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.